December 15, 2014

Jay Ingram
Legal Branch Chief
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Hybrid Coating Technologies, Inc.
Preliminary Information Statement on Schedule 14C
Filed November 21, 2014
File No. 0-53459

Dear Mr. Ingram:

This letter is being sent to you in response to the Staff letter dated December 8, 2014. In our responses set forth below, we have numbered the paragraphs from the Commission’s letter consecutively. During our conversation with Staff Attorney Asia Timmons-Pierce, we were advised to respond to the SEC’s comments via correspondence and not to file an amendment to our Preliminary Information Statement on Schedule 14C at this time.

For your convenience, we have repeated each comment immediately prior to our response below.

General

1. The staff of the Division of Corporation Finance attempted to contact Mr. Kristul on two occasions after the filing of the company’s Preliminary Information Statement to alert the company of the staff’s review and to advise the company that definitive materials should not be mailed until the conclusion of the staff’s review. However, as of the date of this letter, neither Mr. Kristul nor any representative of the company has responded and it appears that the company filed a DEF14C on December 5, 2014. Please advise us of the basis for filing the Information Statement in definitive form and also advise us whether the company has commenced the mailing of the document to shareholders.

RESPONSE: Unfortunately Mr. Kristul never received the telephone messages that we now understand were left for him. The Company has always been responsive to the SEC in a very timely manner and would have never proceeded to file the DEF 14C had it been aware the SEC had comments on its preliminary filing. In fact, the Company waited a full ten days before even beginning the edgarization process of its DEF 14C. Relying on the basis of the above, the Company proceeded in good faith with the filing of its Information Statement in its definitive form and then proceeded to commence mailing. The Company will make every effort to ensure this situation does not repeat itself.

2. Although Item 11 of Schedule 14A is applicable to your filing, it does not appear that you have provided all of the information that is specified by that disclosure guideline. For example, we are unable to locate the information listed in Item 13(a) of Schedule 14A, which is applicable under Item 11(e) of Schedule 14A and Item 1 of Schedule 14C. If you rely upon Instruction 1 to Item 13 in excluding this information, explain in detail in your response letter the basis on which you conclude that the information is not deemed material to an understanding of the action you propose to take.

RESPONSE: As is stated under the rubrique “Additional Information” in the Company’s Preliminary Information Statement on Schedule 14C, the Company has therein made reference to the availability of all of its filings under the Securities Exchange Act of 1934, as amended, which meets the required disclosure under Item 13.

The Company believes that the above is sufficient and that any other additional financial information would not be material to the shareholders exercising prudent judgment in regard to the specific actions voted upon by written consent in the Company’s Information Statement. Furthermore the Company does not believe such information would be deemed material as these corporate actions fall outside the scope of a merger, acquisition, or share issuance and, additionally, the financial information required under Item 11(e) would not reflect or include any material information not already in the public realm, thus known to the consenting shareholders and not already reflected and disclosed in the Company’s information Statement and incorporated therein. The corporate actions outlined in the Company’s Information Statement are in regards to an increase in authorized share capital of common stock and the creation of two series of preferred stock. The Company has no present intent to issue any shares of either series of preferred stock.

Respectfully, for the above reasons, it is the Company’s position that it has met the financial information requirement.

3. The basis for your ability to file the proposed action on Schedule 14C is not clear. Please identify the shareholders that have provided written consent and describe the shareholders’ respective relationships to Hybrid Coating Technologies Inc. in materially complete detail. In addition, please describe the events that led to the obtainment of written consents and provide a detailed legal analysis of the basis on which you concluded that the process of obtaining the consents did not involve a solicitation within the meaning of Exchange Act Rule 14a-1(l).

RESPONSE: Below is the list of shareholders that provided their consent and their respective relationship to the Company. The company believes that the consents did not involve solicitation within the meaning of Exchange Act Rule 14a-1(l) and, as such, the Company has the ability to file the proposed corporate actions on Schedule 14C. In addition, the shareholders that provided their consent include all of the directors and officers of the Company. These shareholders discussed informally the above corporate actions they wanted to have effected. These informal discussions occurred prior to the board of directors of the Company taking any action. Subsequent to these informal discussions, the Company’s board of directors then proceeded with a resolution regarding the proposed corporate actions, which was followed by the shareholders’ written consent. As such, no shareholder votes were solicited and the Company believes that it is appropriate for it to file the corporate actions on Schedule 14C.

Shareholders

  Joseph Kristul, CEO, President, Director

  Alex Trossman , Director

  Maria Kristul, wife of the CEO, works for Gene Kristul

  Gene Kristul, owner of the premises leased to the Company and son of the CEO

  Darin Nellis, Secretary

  Nanotech Industries Inc., Licensor to the Company of the Green Polyurethane technology

  Joel Cohen, assignee of CCI Financial Group, a corporate consultant providing business services to the Company

  Jeannine Lumbroso, assignee of CCI Financial Group, a corporate consultant providing business services to the Company

  Garett Parsons, assignee of CCI Financial Group, a corporate consultant providing business services to the Company

  Oleg Figovsky, Head Scientist of the Company

  Alexander Averbach, long time investor of the Company

  Rafael Machkovsky, close long time family friend of the CEO

  Leon Zigelman, long time investor of the Company

  Michael Lieberman, long time investor of the Company

     Additionally, the Company understands that it is responsible for the adequacy and accuracy of all disclosures made in the filing being re-filed hereunder. Furthermore the Company is fully aware that staff comments or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in the event of any proceeding initiated against the Company by the Commission or any person under federal securities laws of the United States.

Sincerely,

/s/: Joseph Kristul
Joseph Kristul
President and Chief Executive Officer
Hybrid Coating Technologies Inc.